Filed pursuant to General Instruction II.L of Form F-10
File No. 333-143341

Form 51–102F3

Material Change Report

The short form base shelf prospectus of PhotoChannel Networks Inc. dated August 10, 2007 is amended and supplemented by the contents of this material change report.

Item 1	Name and Address of Company

PhotoChannel Networks Inc.
Suite 590, 425 Carrall Street
Vancouver, British Columbia
V6B 6E3

Item 2	Date of Material Change

April 29, 2008

Item 3	News Release

A news release setting out information relating to the material change described herein was disseminated through Marketwire L.P. and filed on SEDAR on April 29, 2008.

Item 4	Summary of Material Changes

PhotoChannel Networks Inc. (the “Company”) entered into an agreement with Costco Wholesale Corporation (“Costco”) to provide and operate the Costco online photo service.

Item 5.	Full Description of Material Change

The Company entered into an agreement with Costco dated effective April 29, 2008 to provide and operate the Costco online photo service. The service will be connected to all 391 Costco locations in the United States, and will enable Costco members to upload, store, share, edit, manage and place orders from digital images for prints, greeting cards, calendars and other photo gift items for pickup at a selected Costco location or mail back to home. The service will be provided through a Costco branded site.

In addition, the agreement provides that the Company will store Costco member images for easy retrieval and reprints. The agreement has a 3 year term, and may be terminated by Costco without cause upon 180 days notice, provide however that if the agreement is terminated before the expiry of two years, Costco will reimburse the Company for costs incurred in storing member images from its existing platform, on a declining scale basis. In consideration for the service, the Company will receive fees based upon transaction volume through the online photo service. The Company currently provides a similar service to Costco Canada, and also provides Costco USA, Canada and Mexico with a kiosk service.

The provision of this service to Costco significantly increases the Company’s exposure to the US photofinishing market. Costco is estimated by market sources to be one of the top five largest providers of photofinishing services in the United States, and has a pre- existing online photo service which will be replaced by the Company’s service. Based upon information provided to the Company by Costco, management projects that transaction volume will be greater than or equal to 75% of the combined transaction volume currently conducted by all of its current customers.

In order meet its obligations under the agreement, in particular, to provide storage of member images, including images which have been stored by Costco’s current service provider and to develop new features, functionality, launch the new Costco site in a timely manner and provide the ability for anticipated growth going forward, the Company has contracted with TELUS Corporation for the provision of a new data facility in Toronto and has increased development staffing by approximately 15%. The increased costs resulting from the addition of staff, expanding volume capacity, and new co- location facilities, will be reflected in the Company’s results for the quarter ended March 31, 2008, without the corresponding increase in revenue expected from the launch of the service to Costco.

In order to provide the service, the Company must complete the transfer of images and account information from Costco’s current service provider, and complete the development of the branded site. The provision of the service is currently scheduled to commence mid May, 2008.

Readers are cautioned that certain important factors may affect our actual results and could cause such results to differ materially from any forward looking statements that may be deemed to have been made in this material change report. For this purpose, any statements contained in this material change report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “continue,” “projects”, “scheduled” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. In addition to the risk factors discussed in our short form base shelf prospectus dated August 10, 2007 as amended by this material change report, additional important factors that could cause such differences include, among other things, delays in transferring images and other information from Costco’s existing database, delays in completing the development of the branded site, and failure of Costco members to use the branded site to the extent it is currently in use. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers

The following senior officer of the Company is knowledgeable about the material change and the Report and may be contacted:

Robert Chisholm, Chief Financial Officer, telephone: (604) 893-8955, ext. 224.

Item 9.	Date of Report

April 29, 2008.

CERTIFICATE OF THE COMPANY

Dated: April 29, 2008

The short form base shelf prospectus of the Company dated August 10, 2007, as amended by this material change report, together with the documents incorporated therein by reference, will, as of the date of the last supplement to the short form base shelf prospectus relating to the securities offered by the short form base shelf prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the short form base shelf prospectus and the supplement(s) as required by the securities legislation of the Provinces of British Columbia and Ontario.

“Peter Pitzgerald”	“Robert Chisholm”
Chief Executive Officer	Chief Financial Officer

On Behalf Of The Board Of Directors

“Peter Scarth”	“Cory Kent”
Director	Director